UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chatsworth Acquisitions I, Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $.001 per share

_____________________________________________________

(Title of Class of Securities)

None

__________________________________________

(CUSIP Number)

Frank L. Kramer

P.O. Box 461029

Glendale, CO 80246

303 520 6131

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2006

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
Frank L. Kramer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS - PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 1,000,000

	8	SHARED VOTING POWER - 0

	9	SOLE DISPOSITIVE POWER - 1,000,000

	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%

14	TYPE OF REPORTING PERSON - IN

ITEM 1.

SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Chatsworth Acquisitions I, Inc., whose principal executive offices are located at c/o DAS Consulting, LLC, 56 Pine Street, Suite 11F, New York, NY 10005 (the "Issuer").

ITEM 2.

IDENTITY AND BACKGROUND

      (a) The name of the reporting person is Frank L. Kramer.

      (b) The business address of the reporting person is P.O. Box 461029, Glendale, Colorado, 80246.

      (c) The reporting person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as a self-employed Financing Consultant, P.O. Box 461029, Glendale, Colorado, 80246.

      (d) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The reporting person is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 10, 2006, the reporting person acquired directly from the Issuer 1,000,000 shares of Common Stock at an aggregate price of $12,500. The source of funding for this purchase was personal funds.

ITEM 4.

PURPOSE OF TRANSACTION

 None.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

      (a) The reporting person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 33.3% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-KSB filed June 27, 2007.)

      (b) The reporting person has the sole right to vote and dispose, or direct the disposition, of the 1,000,000 shares of Common Stock owned by the reporting person.

      (c) The 1,000,000 shares of Common Stock reported herein were acquired by the reporting person effective December 10, 2006.

      (d) Other than the reporting person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the reporting person.

      (e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2007

By: /s/ Frank Kramer

Frank Kramer